Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

Zürich, May 2, 2005

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9


05007977

File N° 82-4093

Dear Sirs,

Please find enclosed media releases as follows:

- **Holcim on track: solid first quarter 2005 despite negative seasonal factors, May 2, 2005**
- **St. Lawrence Cement opts not to construct cement plant in Greenport (USA), April 25, 2005**
- **Holcim initiates compulsory buyout of remaining five percent of Aggregate Industries Shares, April 13, 2005**
- **Holcim successfully completes strategic transactions in India, April 11, 2005**
- **Successful buyout offer to minority shareholders of Cemento de El Salvador, March 30, 2005**
- **Takeover of Aggregate Industries and launch of public tender offer for The Associated Cement Companies in India, March 21, 2005**
- **European Commission approves recommended cash offer for Aggregate Industries, March 15, 2005**
- **Extension of offer and announcement of level of acceptances, March 1, 2005**
- **Holcim satisfies a condition to the recommended cash offer for Aggregate Industries, February 23, 2005**

Also please find enclosed First Quarter Interim Report 2005 as well as the final version of our Annual Report 2004.

With kind regards,



Beate Fuchs

Encl.: mentioned



Corporate Communications



Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Tel. +41 58 858 87 10
Fax +41 58 858 87 19

Media release

Holcim on track: solid first quarter 2005 despite negative seasonal factors

- Net sales declined by 1.1 percent to CHF 2.730 billion
- Operating profit increased by 9.6 percent to CHF 411 million
- Operating EBITDA margin reaches 24.1 percent (first quarter 2004: 25.1)
- Net income lifted by 67.3 percent to CHF 169 million
- Cash flow from operating activities rose to CHF 77 million (first quarter 2004: 60)

May 2, 2005

Geographic diversification is a strength
Thanks to its worldwide market presence, Holcim achieved further volume and earnings growth in the first quarter of 2005. However, the result was depressed by strong increases in energy and transport costs and the continued depreciation of the US dollar. Poorer weather conditions than in the first quarter of 2004 and an early Easter had an adverse impact on construction activity in Europe and North America.

Cement and clinker deliveries nonetheless increased by 1.8 percent. Ready-mix concrete sales volumes rose by 3.3 percent, shored up by strong results in Group regions Africa Middle East and Asia Pacific. Sales of aggregates decreased by 9.9 percent. The biggest declines in sales in this segment were in Europe and North America.

Mainly as a result of currency translation, consolidated net sales decreased by 1.1 percent to CHF 2.730 billion, and operating EBITDA was CHF 658 million (first quarter 2004: 694). Internal operating EBITDA declines in Europe (-19.4 percent) and Latin America (-12.3 percent) were largely offset by growth in North America (+62.1 percent), Africa Middle East (+34.8 percent) and Asia Pacific (+6 percent). Adjusted for currency and consolidation effects, this is reflected in a slight decline of 4.5 percent in internal operating EBITDA growth. By contrast, operating profit rose by 9.6 percent to CHF 411 million, and net income increased by 67.3 percent to CHF 169 million. This was brought

about by additions to the scope of consolidation as well as changes under the new International Financial Reporting Standards (IFRS). Goodwill, which is no longer depreciated in accordance with IFRS, negatively impacted prior-year results by CHF 59 million. Despite higher financing costs, cash flow from operating activities increased to CHF 77 million (first quarter 2004: 60). Overall, the results for the first quarter were within expectations.

Construction activity in Europe held back by snowy winter
In the first quarter of 2005, business in Europe was greatly impaired by heavy snowfalls and prolonged periods of frosty weather, which persisted until March in many places. Construction activity virtually ground to a halt for several weeks not only in the north of the continent, but also in Italy, Croatia and in large parts of southeastern Europe. Cement sales declined as a result, in some cases appreciably. As a consequence of the high volumes of deliveries during the mild winter last year, fluctuation was comparatively pronounced. Cement sales rose only in Spain, Romania and – because of an acquisition – in Bulgaria. On balance, there was a decline in cement deliveries in Group region Europe.

Group region Europe's operating EBITDA decreased by 19 percent to CHF 175 million and internal operating EBITDA growth declined by 19.4 percent. In addition to the adverse weather conditions, stiffer competition in Belgium and northern Italy and persistent sluggish construction activity in Germany pressured the performance.

Strong demand in North America
The North American construction sector saw a seamless continuation of last year's positive trend. The United States witnessed a revival in commercial and industrial construction activity. Indeed, the number of new housing starts reached a 20-year peak. Additional stimuli came from the accelerated expansion and modernization of transport infrastructure, with cement consumption continuing to rise. Holcim US once again increased cement deliveries and improved sales prices in all market regions – markedly in some instances.

In Canada too, the construction sector continued to operate at a high level. St. Lawrence Cement increased domestic cement deliveries, but on balance volumes declined owing to delivery bottlenecks in the northeastern US. St. Lawrence Cement also saw a slight decline in sales of aggregates and ready-mix concrete, mainly owing to weather conditions.

Group region North America accomplished yet another major step forward. Operating EBITDA increased to CHF 43 million (first quarter 2004: 29) together with impressive internal operating EBITDA growth of 62.1 percent.

This gratifying development is also attributable to a combination of improved price levels and efficiency gains. The continued modernization of the production base and strict cost management are delivering the expected results.

Mixed trend in Latin America
Group region Latin America began the year in line with expectations. Cement deliveries increased – supported by Cemento de El Salvador, which was newly consolidated as from the beginning of the year.

At Holcim Apasco in Mexico, sales volumes decreased in the cement and ready-mix concrete segments owing to a weak construction sector, a tougher competitive environment and an early Easter. However, the decline was partially offset by increases in cement exports and clinker sales. In Costa Rica, the new kiln line at the Cartago plant facilitated a rise in production. This includes an increase in deliveries to the sister company in Nicaragua. Other Group companies in Central America essentially matched their year-back levels. A sharp upturn in cement deliveries was achieved in Ecuador and Venezuela, and Holcim Brazil also increased its sales thanks to a slight improvement in the economic situation. Sales of ready-mix concrete fell back somewhat as a result of market conditions and optimization of the sales network. With demand for construction materials still brisk across all segments in Argentina and Chile, Minetti and Cemento Polpaico were both able to expand deliveries of cement and ready-mix concrete.

Operating EBITDA decreased overall by 12 percent to CHF 250 million and internal operating EBITDA growth was also negative, declining 12.3 percent. This reflects the lower sales volume in Mexico, an increase in competitive pressure accompanied by price discounts in Brazil and Colombia, and higher energy costs.

Holcim has increased the shareholding in Cemento de El Salvador from 20.3 percent to 64.2 percent with a total investment of USD 220 million. The company has an annual installed capacity of 1.7 million tonnes of cement and strengthens the Group's market presence in Central America.

Solid growth in Africa Middle East
Holcim South Africa reported a sharp rise in cement sales. The Lebanese Group company also saw a significant upturn in deliveries thanks to an increase in cement exports. Holcim Morocco maintained last year's solid performance despite heavy rainfalls. Egyptian Cement, however, could only partly offset the seasonal falloff in domestic sales by stepping up cement exports. Sales remained depressed in West Africa owing to political instability.

In terms of earnings, the Group region achieved significantly improved results. Operating EBITDA increased by 38 percent to CHF 127 million, and internal operating EBITDA growth reached 34.8 percent. With the exception of the West African countries, all Group companies contributed to the improved results. Particular mention should be made of Holcim South Africa, which virtually doubled operating EBITDA. In addition to an increase in cement sales, another positive factor was an increase in demand for ready-mix concrete.

To better meet dynamic market developments in the Middle East and Persian Gulf area, Holcim Trading opened a representative office in Dubai in the first quarter of 2005.

Robust construction activity in Asia Pacific
Virtually all Group companies in Asia Pacific benefited from sustained robust demand for construction materials and reported higher sales volumes. The exceptions were Holcim Philippines and Holcim Malaysia, where seasonal factors and tight budgets put a brake on public-sector construction activity and cement sales.

The highest growth in cement sales was recorded by Siam City Cement in Thailand, followed by PT Semen Cibinong in Indonesia. Both Group companies benefited from a rise in domestic demand and were also able to export significantly more cement. Holcim Vietnam operated at the limit of its capacity, but thanks to additional grinding and logistics capacity near Ho Chi Minh City it was able to substantially increase cement output for consumers in the South of the country. Cement Australia and Holcim New Zealand also exceeded the already high delivery levels of the first quarter 2004.

For the most part, consolidated cement deliveries by Group companies in Asia Pacific increased. In the aggregates segment, sales volumes decreased, contrasting with a marked increase in sales of ready-mix concrete.

Operating EBITDA of Group region Asia Pacific remained unchanged at CHF 117 million (first quarter 2004: 117) despite generally weaker exchange rates, with internal operating EBITDA growth accounting for 6 percent. Key contributions came from Cement Australia as well as Group companies in Thailand, the Philippines and New Zealand.

Strategic investments strengthen market position and offer new potential
In the first quarter of 2005, Holcim made two key strategic investments which will generate important new impulses.

In an initial transaction, Holcim acquired Aggregate Industries via a recommended public offer. With 650 sites in the UK and USA, Aggregate Industries is a leading and exceptionally well positioned producer of building materials. The company is also a major cement customer, with an annual consumption of some 3 million tonnes of cement.

The integration of Aggregate Industries into the Holcim Group provides access to the aggregates, asphalt and ready-mix concrete businesses in a number of key US markets as well as an opportunity to establish a foothold in the UK building materials sector, a market which is both important and profitable. Aggregate Industries is the owner of major strategic aggregates reserves for more than 70 years in geographically well situated locations.

Holcim currently holds over 96 percent of the share capital of Aggregate Industries and in April 2005 initiated the procedure for the mandatory buy-out of the remaining minority shareholders.

In a parallel transaction, Holcim entered into a strategic partnership with Gujarat Ambuja Cements in India. This alliance was accomplished through Ambuja Cement India, in which Holcim has a 67 percent interest and Gujarat Ambuja Cements a 33 percent stake. With a 35 percent stake, this holding company is now the largest single shareholder of The Associated Cement Companies. It also holds 94 percent of the share capital of Ambuja Cement Eastern.

India's second largest cement manufacturer, The Associated Cement Companies operates nationwide. Together with Ambuja Cement Eastern, it has 13 cement plants and 4 grinding stations with an annual installed capacity of over 20 million tonnes of cement.

Holcim financed both investments with existing liquid resources and by drawing on firmly committed credit facilities. In this context, treasury shares worth approximately CHF 430 million were successfully placed in the market during the period under review. These sizable investments have increased gearing to 112 percent. However, the target range of 80 to 100 percent should be reached again by the end of 2006.

Further growth in 2005

The guidance for the 2005 business year published in March 2005 remains valid. Still intact construction activity will further support demand at a high level in most countries. Holcim is endeavoring to further enhance efficiency within the Group. The Board of Directors and Executive Committee again expect to see an improvement in results for the current business year. As projected earlier, internal operating EBITDA growth is once more likely to exceed the long-term average of 5 percent. Weather-related and seasonal losses sustained in the first quarter ought thus to be offset over the remainder of the year.

The two profitable companies in the UK and India are to be rapidly integrated into the Group and should soon generate additional value.

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Holcim is one of the world's leading suppliers of cement, as well as aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group has majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

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You can download the complete first quarter report from www.holcim.com
The consolidated statement of income, consolidated balance sheet, statement of changes in consolidated equity and the consolidated cash flow statement are also available on the website.

File N° 82-4093

Key Figures

Holcim Group January-March		2005	2004 Restated	+/-%	+/-% local currency
Annual cement production capacity	million t	154.1	154.1 [1]	-	
Sales of cement and clinker	million t	22.3	21.9	+1.8	
Sales of aggregates	million t	18.2	20.2	-9.9	
Sales of ready-mix concrete	million m^3	6.3	6.1	+3,3	
Net sales	million CHF	2,730	2,760	-1.1	+2.1
Operating EBITDA	million CHF	658	694	-5.2	-1.3
Operating EBITDA margin	%	24.1	25.1		
EBITDA	million CHF	680	708	-4.0	-0.7
Operating profit	million CHF	411	375	+9.6	+14.4
Operating profit margin	%	15.1	13.6		
Net income	million CHF	169	101	+67.3	+73.3
Net income attributable to equity holders of Holcim Ltd	million CHF	128	45	+184.4	+195.6
Net income margin (share Holcim Ltd)	%	4.7	1.6		
Cash flow from operating activities	million CHF	77	60	+28.3	+33.3
Cash flow margin	%	2.8	2.2		
Net financial debt	million CHF	13,027	6,846 [1]	+90.3	+83.6
Total shareholders' equity	million CHF	11,659	10,661 [1]	+9.4	+7.0
Gearing [2]	%	111.7	64.2 [1]		
Personnel	31.3.	56,554	46,909 [1]	+20.6	
Earnings per dividend-bearing share	CHF	0.56	0.23	+143.5	+154.0
Fully diluted earnings per share	CHF	0.56	0.23	+143.5	+154.0
Cash earnings per dividend-bearing share [3]	CHF	0.61	0.63	-3.2	-

Principal key figures in USD (illustrative) [4]					
Net sales	million USD	2,314	2,190	+5.7	
Operating EBITDA	million USD	558	551	+1.3	
Operating profit	million USD	348	298	+16.8	
Net income attributable to equity holders of Holcim Ltd	million USD	108	36	+200.0	
Cash flow from operating activities	million USD	65	48	+35.4	
Net financial debt	million USD	10,857	6,005 [1]	+80.8	
Total shareholders' equity	million USD	9,716	9,352 [1]	+3.9	
Earnings per dividend-bearing share	USD	0.47	0.18	+161.1	

Principal key figures in EUR (illustrative) [4]					
Net sales	million EUR	1,761	1,758	+0.2	
Operating EBITDA	million EUR	425	442	-3.8	
Operating profit	million EUR	265	239	+10.9	
Net income attributable to equity holders of Holcim Ltd	million EUR	83	29	+186.2	
Cash flow from operating activities	million EUR	50	38	+31.6	
Net financial debt	million EUR	8,405	4,417 [1]	+90.3	
Total shareholders' equity	million EUR	7,522	6,878 [1]	+9.4	
Earnings per dividend-bearing share	EUR	0.36	0.15	+140.0	

1 As of December 31, 2004.
2 Net financial debt divided by total shareholders' equity.
3 Excludes the amortization of goodwill and other intangible assets.
4 Income statement figures translated at average rate; balance sheet figures at year-end rate.

File N° 82-4093

Media release

April 25, 2005

- **St. Lawrence Cement opts not to construct cement plant in Greenport (USA)**
- **Locally accrued project costs will not impact on Holcim Group's current financial statements**

Following the negative decision by the New York State Department of State (DOS), the board of directors of the Canadian Holcim Group company has decided not to pursue the project to build a new cement plant in Greenport, New York State. The company will continue to produce and distribute cement for the market region New York from Catskill, located only a few kilometers from the planned new cement plant. According to a media release issued by St. Lawrence Cement, the accrued project costs of CAD 37 million will be written off in the second quarter of 2005.

Provisions for these project costs have already been made in the Group's financial statements and will therefore have no influence on Holcim's current financial statements in 2005.

* * * * * * *

Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

File N° 82-4093

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN.

Media release

April 13, 2005 - Holcim initiates compulsory buyout of remaining five percent of Aggregate Industries Shares

Holcim Participations (UK) Limited ("Holcim UK"), a wholly owned subsidiary of Holcim Ltd, has now acquired over 95 percent of the ordinary shares of Aggregate Industries plc pursuant to the recommended cash offer for the entire ordinary share capital of Aggregate Industries plc announced on January 20, 2005.

Holcim UK will shortly implement the statutory procedures to compulsorily acquire the outstanding ordinary shares in Aggregate Industries plc.

* * * * * * *

Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

Unless otherwise determined by Holcim UK, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of a national, state or other securities exchange of, any Restricted Jurisdiction and the Offer (including the Loan Note Alternative) will not be capable of acceptance by any such use, means, instrumentality or facility of, or from or within, any Restricted Jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer. Notwithstanding the foregoing, Holcim UK will retain the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation.

The Loan Notes which may be issued pursuant to the Loan Note Alternative will not be listed on any stock exchange and will not be registered or filed under any relevant laws of any Restricted Jurisdiction, and no prospectus or other documentation which would otherwise be required to be prepared in respect of the Loan Notes pursuant to any relevant laws of a Restricted Jurisdiction has been lodged with or registered by any securities commission or similar authority in any Restricted Jurisdiction. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Australia, Canada or Japan or any other such jurisdiction.

File N° 82-4093

This announcement does not constitute an offer or an invitation to purchase any securities or the solicitation of an offer to buy any securities.

Defined terms used in this announcement have the same meanings as in the Offer Document dated 7 February 2005.

File N° 82-4093

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN.

Media release

April 11, 2005 - Holcim controlled Ambuja Cement India Ltd. will become the 2nd largest cement group in India.

Holcim has successfully completed the strategic transactions in India as announced earlier this year. The Group now holds 67 percent of the equity capital in Ambuja Cement India Ltd. with Gujarat Ambuja Cements Ltd. holding the remaining 33 percent. As the holding company bundling Holcim's engagement in India, Ambuja Cement India Ltd. holds 94 percent in Ambuja Cement Eastern Ltd. and 34.6 percent in The Associated Cement Companies Ltd. This corresponds to a total investment of USD 518 million.

The public purchase offer of Ambuja Cement India Ltd. to the shareholders of The Associated Cement Companies Ltd. closed on April 11, 2005. Ambuja Cement India Ltd. was tendered 20.8 percent of the share capital of The Associated Cement Companies Ltd. at a price of Rs 370 per share. Ambuja Cement India Ltd. now holds a stake of 34.6 percent in The Associated Cement Companies Ltd. and is the largest shareholder and now promoter of the company. Appropriate notifications will be made soon.

With the completion of these transactions Holcim has established a strong foothold in India with a total influenced production capacity of more than 20 million tonnes through Ambuja Cement India Ltd., which will become the second largest cement group in India. Holcim is committed to the dynamic Indian cement market. Holcim will participate in the management of The Associated Cement Companies Ltd. by sharing its expertise for the benefit and the growth of The Associated Cement Companies Ltd. and Ambuja Cement Eastern Ltd. The pan Indian positioning of the two companies in combination with a pool of well-educated and experienced human resources provides Holcim and Ambuja Cement India Ltd. with a unique platform to participate in and to capture the growth of the world's 2nd largest cement market.

The Associated Cement Companies Ltd. and Ambuja Cement Eastern Ltd. are professionally managed companies with 12 cement and three grinding plants with a total production capacity of 18.2 million tonnes and 2 million tonnes respectively.

Current shareholder structure

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Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

File N° 82-4093

Important Notice regarding Associated Cement Companies:

The offer for the shares in the Associated Cement Companies will be made in compliance with the Indian Takeover Code, as supervised by the Securities and Exchange Board of India. Investors outside of India are advised to consult their legal and financial advisers as to whether, and under what circumstances, they are allowed to tender their shares in the offer. The offer is not being made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of a national, state or other securities exchange of, United States, Canada, Japan or Australia and the offer will not be capable of acceptance by any such use, means, instrumentality or facility of, or from or within United States, Canada, Japan or Australia. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from United States, Canada, Japan or Australia and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from United States, Canada, Japan or Australia as doing so may invalidate any purported acceptance of the offer.

File N° 82-4093

Current shareholder structure


Gujarat Ambuja Cements Ltd (GACL)
Strategic alliance
Holcim Group
33%
67%
Ambuja Cement India Ltd (ACIL)
94.1%
34.6%
Ambuja Cement Eastern Ltd (ACEL)
The Associated Cement Companies Ltd (ACC)

File N° 82-4093

RECEIVED
2005 MAY -6 A 8:30

Media release

Jona/Zurich, March 30, 2005 - After acquiring a slim majority in Cemento de El Salvador S.A. de C.V. (CESSA) at the end of 2004, Holcim made a buyout offer to the remaining shareholders at the same price of USD 7.35 per CESSA share. More than 300 shareholders accepted the offer. Holcim's investment of USD 220 million increases its participation from 20.3 percent to 64.2 percent.

CESSA is a leading cement manufacturer in Central America and the market leader in El Salvador, operating two cement plants in the North East of El Salvador and seven distribution centers that serve all of the country's markets. Both plants have an installed annual cement production capacity of 1.8 million tonnes. In 2004, the company recorded sales of USD 119 million and an operating profit of USD 40 million.

In increasing its participation in CESSA, Holcim is taking a further logical step toward strategically strengthening and enhancing its network of positions in Central America. The Group now owns three cement plants, two grinding stations, a terminal and significant ready-mix concrete and aggregate operations in Costa Rica, Nicaragua, Panama and El Salvador. Furthermore, Holcim holds substantial minority interests in cement producers in Honduras and Guatemala.

* * * * * * *

Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, gravel and sand), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Phone +41 58 858 87 10
Investor Relations: Phone +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

File N° 82-4093

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN.

Media release

Jona/Zurich, March 21, 2005 -

- **Takeover offer for Aggregate Industries plc declared unconditional**
- **Public tender offer for The Associated Cement Companies Ltd launched**

Takeover offer for Aggregate Industries plc declared unconditional:
Having received United States and European Union competition clearance, Holcim Participations (UK) Limited ("Holcim UK"), a wholly owned subsidiary of Holcim Ltd, has announced that all of the conditions to the takeover offer of January 20, 2005 to acquire the entire ordinary share capital of Aggregate Industries plc ("Aggregate Industries") ("Offer") have been either satisfied or waived. Accordingly, the Offer is now unconditional and will remain open until further notice.

As at 3.00 p.m. London time on March 18, 2005, valid acceptances had been received for 657,108,358 Aggregate Industries Shares, representing 50.8 percent of the issued ordinary share capital of Aggregate Industries. Holcim UK has therefore acquired or received valid acceptances of the Offer in respect of a total of 1,042,108,358 Aggregate Industries Shares, corresponding to 80.6 percent of the ordinary share capital of Aggregate Industries.

Based on Aggregate Industries' closing figures for 2004, successful completion of the Offer will allow Holcim to expand its consolidated sales by around CHF 3.6 billion, or just under 30 percent. Holcim will also be able to substantially strengthen its commitment to the aggregates segment, in which its 2004 sales reached 104.2 million tonnes. Sales at Aggregate Industries during the same period were 72 million tonnes. In mature markets, Holcim aims in the future to operate increasingly as an integrated supplier of building materials. Aggregate Industries adds 5 billion tonnes of raw material reserves and, in Holcim's view, is a strategically well positioned company.

The integration of Aggregate Industries into the Holcim Group will lay a solid foundation for further growth. This is especially true of the United States, where Holcim can combine Aggregate Industries' high-grade aggregates, asphalt and ready-mix concrete operations with the Group's own cement activities in key markets. In addition, Holcim is entering the attractive UK aggregates market with a nationwide presence.

Factsheet on Aggregate Industries (PDF, 76 KB)

Public tender offer for The Associated Cement Companies Ltd launched:
On January 20, 2005, Holcim announced that it intended to move into the growth market of India by means of a strategic alliance with Gujarat Ambuja Cements Ltd. Advance notice was given at that time of a public purchase offer of Ambuja Cement India Ltd to the shareholders of The Associated Cement Companies Ltd and Ambuja Cement Eastern Ltd.

File N° 82-4093

The Securities and Exchange Board of India ("SEBI") has cleared the announced tender offer of The Associated Cement Companies Ltd. The offer will open on March 23, 2005, and will end on April 11, 2005. The SEBI has not yet published a decision on the offer to the minority shareholders of Ambuja Cement Eastern Ltd, in which Ambuja Cement India Ltd holds a 94 percent stake.

The Associated Cement Companies Ltd is the second-largest cement producer in India and a professionally managed company. It has 12 cement plants and three grinding plants with a total capacity of 18.2 million tonnes a year. Ambuja Cement Eastern Ltd has an annual production capacity of 2 million tonnes of cement. A success of the public tender offer would make India the largest market within the Holcim Group in terms of production capacity.

Important Notice regarding Aggregate Industries:
Unless otherwise determined by Holcim UK, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of a national, state or other securities exchange of, any Restricted Jurisdiction and the Offer (including the Loan Note Alternative) will not be capable of acceptance by any such use, means, instrumentality or facility of, or from or within, any Restricted Jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer. Notwithstanding the foregoing, Holcim UK will retain the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation.

The Loan Notes which may be issued pursuant to the Loan Note Alternative will not be listed on any stock exchange and will not be registered or filed under any relevant laws of any Restricted Jurisdiction, and no prospectus or other documentation which would otherwise be required to be prepared in respect of the Loan Notes pursuant to any relevant laws of a Restricted Jurisdiction has been lodged with or registered by any securities commission or similar authority in any Restricted Jurisdiction. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Australia, Canada or Japan or any other such jurisdiction.

This announcement does not constitute an offer or an invitation to purchase any securities or the solicitation of an offer to buy any securities.

Defined terms used in this announcement relating to Aggregate Industries have the same meanings as in the Offer Document dated 7 February 2005.

File N° 82-4093

Important Notice regarding Associated Cement Companies:
The offer for the shares in the Associated Cement Companies will be made in compliance with the Indian Takeover Code, as supervised by the Securities and Exchange Board of India. Investors outside of India are advised to consult their legal and financial advisers as to whether, and under what circumstances, they are allowed to tender their shares in the offer. The offer is not being made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of a national, state or other securities exchange of, United States, Canada, Japan or Australia and the offer will not be capable of acceptance by any such use, means, instrumentality or facility of, or from or within United States, Canada, Japan or Australia. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from United States, Canada, Japan or Australia and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from United States, Canada, Japan or Australia as doing so may invalidate any purported acceptance of the offer.

* * * * * * *

Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

File N° 82-4093


AGGREGATE
INDUSTRIES

Aggregate Industries plc is a UK-based aggregates, construction and building materials Group, formed in 1997 by the merger of Bardon and CAMAS. Aggregate Industries' **UK** operations hold leading market positions across the UK, and include Ronez, on the Channel Islands, and its 50% JV in Norway. In the **USA**, Aggregate Industries has strong market positions in six regions. The Group reported its eighth year of record profits in 2004, with turnover at £1,659 million, up from £1,459 million in 2003, and profit before tax at £147.6 million, up from £140.1 million in the previous year. Aggregate Industries' shares have been listed on the London Stock Exchange, with a current market capitalisation of £1.8 billion.

Business and strategy

Aggregate Industries has mineral reserves of 5.1billion tonnes, of which 3.9 billion tonnes are already permitted. During 2004, Aggregate Industries produced 72 million tonnes of aggregate; 14 million tonnes of asphalt; 7 million cubic metres of ready-mix concrete (rmc) and 4 million tonnes of concrete products, from 148 quarries, 128 asphalt plants, 175 rmc plants and more than 50 concrete products plants. The Group also operates paving and construction operations in support of its aggregates and aggregate products. Overall, the Group employs more than 9,800 people.

The Group's strategy is focussed on maximising the margins across its existing businesses; identifying and pursuing value-adding bolt-on acquisitions; and continually increasing its mineral reserves. The safety of Aggregate Industries employees, and those affected by the Group's operations, continue to be of the highest importance, and Aggregate Industries has established safety policies and procedures in the UK and the USA which have proved demonstrably successful. Aggregate Industries continues to develop its approach to sustainability and has developed a single integrated environmental policy for its UK and USA businesses.

Business areas

The Group's businesses are divided into the following regions:


Southwest
$276m
West Central
$214m
Mid Atlantic
$214m
Central
$104m
North Central
$205m
Northeast
$381m
UK Aggregates
£648m
UK Building Materials
£252m
USA
UK

2004 sales

UK

Aggregates – aggregates, asphalt, rmc, with paving and contracting, in the UK and the Channel Isles; aggregates production and export from 50%-owned Halsvik business in Norway.
Building Materials – concrete products marketed as Bradstone, Charcon and other brands, ranging from standard building blocks and paving products, to designer garden landscaping and bespoke construction elements.
Paragon Materials – grey and white cement importing and distribution through its 7 terminals.

USA

Northeast – based in Boston and supplying aggregates, asphalt and rmc, along with imported bitumen, in Massachusetts and southern New Hampshire. Boston's Central Artery and Tunnel project has been one of the region's major consumers.
North Central – producing aggregates, rmc, asphalt and concrete products to Minnesota and North Dakota, including the Minneapolis/St Paul and Fargo/Moorhead conurbations.
Central – supply of sand and gravel, asphalt, rmc and concrete products to southern Michigan and northern Indiana.
Mid Atlantic – supplying aggregates, rmc and asphalt from its major rail-linked quarries close to Washington DC and from locations across Maryland, northern Virginia, and West Virginia.
West Central – producing aggregates, rmc and asphalt for Greater Denver, the Northern Front Range and other markets in Colorado.
Southwest – dating from November 2003, and centered on the 650 million ton Sloan Mountain close to Las Vegas, the region produces aggregates and asphalt for Nevada and particularly the fast-growing Las Vegas market; the region also operates a major construction and paving operations in Nevada and Utah.

Key financials

£ million	2002	2003	2004
Sales	1378	1459	1659
EBITDA	239	241	252
Operating profit	168	168	174
Group attributable profit after minority interests	89	95	103
Cash flow from operating activities	226	215	206
EPS (p)	6.7	7.1	7.7
Dividend (p)	2.6	2.8	3.2

File N° 82-4093

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN.

Media release

Jona/Zurich, March 15, 2005 - Holcim Participations (UK) Limited, a wholly owned subsidiary of Holcim Ltd, following last month's US competition authority clearance has now received competition clearance from the European Commission for the recommended cash offer for Aggregate Industries plc announced on January 20, 2005.

The offer remains conditional on, inter alia, the receipt of valid acceptances of the offer in respect of not less than 90 per cent in nominal value of the Aggregate Industries shares to which the offer relates.

Forms of Acceptance not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance so as to be received as soon as possible and, in any event, not later than 3.00 p.m. (London time) on March 21, 2005.

Unless otherwise determined by the Offeror (Holcim Participations (UK) Limited), the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of a national, state or other securities exchange of, any Restricted Jurisdiction and the Offer (including the Loan Note Alternative) will not be capable of acceptance by any such use, means, instrumentality or facility of, or from or within, any Restricted Jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer. Notwithstanding the foregoing, the Offeror will retain the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation.

The Loan Notes which may be issued pursuant to the Loan Note Alternative will not be listed on any stock exchange and will not be registered or filed under any relevant laws of any Restricted Jurisdiction, and no prospectus or other documentation which would otherwise be required to be prepared in respect of the Loan Notes pursuant to any relevant laws of a Restricted Jurisdiction has been lodged with or registered by any securities commission or similar authority in any Restricted Jurisdiction. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Australia, Canada or Japan or any other such jurisdiction.

File N° 82-4093

This announcement does not constitute an offer or an invitation to purchase any securities or the solicitation of an offer to buy any securities.

Defined terms used in this announcement have the same meanings as in the Offer Document dated 7 February 2005.

* * * * * * *

Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

File N° 82-4093

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN.

Media release

Jona, March 1, 2005 - Holcim Participations (UK) Limited (the "Offeror"), a wholly owned subsidiary of Holcim Ltd, announces that, as at 3.00 p.m. on 28 February 2005, being the first closing date of the recommended cash offer for the entire existing ordinary share capital of Aggregate Industries plc ("Aggregate Industries") (other than the 385,000,000 AI Shares already held by Holcim) announced on 20 January 2005 and made by Citigroup Global Markets Limited ("Citigroup") on behalf of the Offeror (the "Offer"), valid acceptances of the Offer had been received in respect of 628,801,556 AI Shares representing approximately 48.7 per cent of the existing issued ordinary share capital of Aggregate Industries. Of these acceptances, the Offeror has received valid elections for the Loan Note Alternative to receive Loan Notes in respect of 19,676,414 AI Shares, representing approximately 1.5 per cent of the existing issued ordinary share capital of Aggregate Industries.

The Offeror has therefore acquired, or received valid acceptances of the Offer in respect of, 1,013,801,556 AI Shares in aggregate representing 78.4 per cent of the existing issued ordinary share capital of Aggregate Industries.

The Offer has been extended and will remain open for acceptance until 3.00 p.m. (London time) on 21 March 2005.

The Offer remains conditional on, inter alia, the receipt of competition clearance from the European Commission (the "Commission"). The Offer was notified to the Commission under Council Regulation (EC) 139/2004 on 7 February 2005. The Commission has announced that its provisional deadline for consideration of that notification is 14 March 2005, by which date a decision is expected as to whether the Commission considers the Offer to be compatible with the common market.

Prior to the commencement of the Offer period on 12 January 2005, neither the Offeror nor any persons acting, or deemed to be acting in concert with the Offeror, held any AI Shares (or rights over AI Shares). Prior to the announcement of the Offer on 20 January 2005, the Offeror had received irrevocable undertakings to accept (or procure the acceptance of) the Offer from the AI Directors and certain related persons in respect of their entire beneficial holdings of, in aggregate, 6,485,796 AI Shares representing approximately 0.5 per cent of the existing issued ordinary share capital of Aggregate Industries. Valid acceptances have been received in respect of 6,254,692 of these AI Shares that are the subject of irrevocable undertakings and are included in the total number of valid acceptances referred to above.

Neither the Offeror nor any persons acting, or deemed to be acting in concert with the Offeror, have acquired or agreed to acquire any AI Shares (or rights over any AI Shares) since the commencement of the Offer period other than in respect of the AI Shares the subject of the irrevocable undertakings referred to above and the acquisition by the Offeror of 385,000,000 AI Shares (representing approximately 29.8 per cent of the existing issued ordinary share capital of Aggregate Industries) between 12 January 2005 and 20 January 2005.

File N° 82-4093

Forms of Acceptance not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance so as to be received as soon as possible and, in any event, not later than 3.00 p.m. (London time) on 21 March 2005.

The Offer remains subject to the terms and conditions set out in the Offer Document.

Defined terms used in this announcement have the same meanings as in the Offer Document dated 7 February 2005.

* * * * * * *

Holcim is one of the world's leading suppliers of cement, aggregates (gravel and sand), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

Citigroup, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting as financial adviser and corporate broker to Holcim and no one else in connection with the Offer and will not be responsible to anyone other than Holcim for providing the protections afforded to clients of Citigroup, nor for providing advice in relation to the Offer.

Unless otherwise determined by the Offeror, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of a national, state or other securities exchange of, any Restricted Jurisdiction and the Offer (including the Loan Note Alternative) will not be capable of acceptance by any such use, means, instrumentality or facility of, or from or within, any Restricted Jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

Notwithstanding the foregoing, the Offeror will retain the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation.

The Loan Notes which may be issued pursuant to the Loan Note Alternative will not be listed on any stock exchange and will not be registered or filed under any relevant laws of any Restricted Jurisdiction, and no prospectus or other documentation which would otherwise be required to be prepared in respect of the Loan Notes pursuant to any relevant laws of a Restricted Jurisdiction has been lodged with or registered by any securities commission or similar authority in any Restricted Jurisdiction. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Australia, Canada or Japan or any other such jurisdiction.

This announcement does not constitute an offer or an invitation to purchase any securities or the solicitation of an offer to buy any securities.

File N° 82-4093

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN.

Media release

Jona, February 23, 2005 - Holcim Participations (UK) Limited (the "Offeror"), a wholly owned subsidiary of Holcim Ltd, announces that a condition to the recommended cash offer for the entire ordinary share capital of Aggregate Industries plc announced on January 20, 2005 ("Offer") relating to the making of filings and the expiry of waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) has been satisfied.

The offer remains conditional on, inter alia, the receipt of competition clearance from the European Commission.

Forms of Acceptance not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance so as to be received as soon as possible and, in any event, not later than 3.00 p.m. (London time) on 28 February 2005.

Defined terms used in this announcement have the same meanings as in the Offer Document dated 7 February 2005.

* * * * * * *

Holcim is one of the world's leading suppliers of cement, aggregates (gravel and sand), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

Unless otherwise determined by the Offeror, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of a national, state or other securities exchange of, any Restricted Jurisdiction and the Offer (including the Loan Note Alternative) will not be capable of acceptance by any such use, means, instrumentality or facility of, or from or within, any Restricted Jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer. Notwithstanding the foregoing, the Offeror will retain the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation. This announcement does not constitute an offer or an invitation to purchase any securities or the solicitation of an offer to buy any securities.

File N° 82-4093





Holcim

First Quarter Interim Report 2005
Holcim Ltd

Strength. Performance. Passion.

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Key Figures Group Holcim					
January–March		2005	Restated 2004	±%	±% local currency
Annual cement production capacity	million t	154.1	154.1[1]	–	
Sales of cement and clinker	million t	22.3	21.9	+1.8	
Sales of aggregates	million t	18.2	20.2	–9.9	
Sales of ready-mix concrete	million m^3	6.3	6.1	+3.3	
Net sales	million CHF	2,730	2,760	–1.1	+2.1
Operating EBITDA	million CHF	658	694	–5.2	–1.3
Operating EBITDA margin	%	24.1	25.1		
EBITDA	million CHF	680	708	–4.0	–0.7
Operating profit	million CHF	411	375	+9.6	+14.4
Operating profit margin	%	15.1	13.6		
Net income	million CHF	169	101	+67.3	+73.3
Net income attributable to equity holders of Holcim Ltd	million CHF	128	45	+184.4	+195.6
Net income margin (share Holcim Ltd)	%	4.7	1.6		
Cash flow from operating activities	million CHF	77	60	+28.3	+33.3
Cash flow margin	%	2.8	2.2		
Net financial debt	million CHF	13,027	6,846[1]	+90.3	+83.6
Total Shareholders' equity	million CHF	11,659	10,661[1]	+9.4	+7.0
Gearing[2]	%	111.7	64.2[1]		
Personnel	31.3.	56,554	46,909[1]	+20.6	
Earnings per dividend-bearing share	CHF	0.56	0.23	+143.5	+154.0
Fully diluted earnings per share	CHF	0.56	0.23	+143.5	+154.0
Cash earnings per dividend-bearing share[3]	CHF	0.61	0.63	–3.2	–

Principal key figures in USD (illustrative)[4]					
Net sales	million USD	2,314	2,190	+5.7	
Operating EBITDA	million USD	558	551	+1.3	
Operating profit	million USD	348	298	+16.8	
Net income attributable to equity holders of Holcim Ltd	million USD	108	36	+200.0	
Cash flow from operating activities	million USD	65	48	+35.4	
Net financial debt	million USD	10,857	6,005[1]	+80.8	
Total shareholders' equity	million USD	9,716	9,352[1]	+3.9	
Earnings per dividend-bearing share	USD	0.47	0.18	+161.1	
Principal key figures in EUR (illustrative)[4]					
Net sales	million EUR	1,761	1,758	+0.2	
Operating EBITDA	million EUR	425	442	–3.8	
Operating profit	million EUR	265	239	+10.9	
Net income attributable to equity holders of Holcim Ltd	million EUR	83	29	+186.2	
Cash flow from operating activities	million EUR	50	38	+31.6	
Net financial debt	million EUR	8,405	4,417[1]	+90.3	
Total shareholders' equity	million EUR	7,522	6,878[1]	+9.4	
Earnings per dividend-bearing share	EUR	0.36	0.15	+140.0	

[1] As of December 31, 2004.
[2] Net financial debt divided by total shareholders' equity.
[3] Excludes the amortization of goodwill and other intangible assets.
[4] Income statement figures translated at average rate; balance sheet figures at year-end rate.

File N° 82-4093

Seasonal factors put pressure on the construction industry in several regions. Strategic acquisitions in the UK, USA and India generate new growth potential.

Geographic diversification is a strength

Thanks to its worldwide market presence, Holcim achieved further volume and earnings growth in the first quarter of 2005. However, the result was depressed by strong increases in energy and transport costs and the continued depreciation of the US dollar. Poorer weather conditions than in the first quarter of 2004 and an early Easter had an adverse impact on construction activity in Europe and North America.

Cement and clinker deliveries nonetheless increased by 1.8 percent. Ready-mix concrete sales volumes rose by 3.3 percent, shored up by strong results in Group regions Africa Middle East and Asia Pacific. Sales of aggregates decreased by 9.9 percent. The biggest declines in sales in this segment were in Europe and North America.

Mainly as a result of currency translation, consolidated net sales decreased by 1.1 percent to CHF 2.730 billion, and operating EBITDA was CHF 658 million (first quarter 2004: 694). Internal operating EBITDA declines in Europe (–19.4 percent) and Latin America (–12.3 percent) were largely offset by growth in North America (+62.1 percent), Africa Middle East (+34.8 percent) and Asia Pacific (+6 percent). Adjusted for currency and consolidation effects, this is reflected in a slight decline of 4.5 percent in internal operating EBITDA growth. By contrast, operating profit rose by 9.6 percent to CHF 411 million, and net income increased by 67.3 percent to CHF 169 million. This was brought about by additions to the scope of consolidation as well as changes under the new International Financial Reporting Standards (IFRS). Goodwill, which is no longer depreciated in accordance with IFRS, negatively impacted prior first quarter results by CHF 59 million. Despite higher financing costs, cash flow from operating activities increased to CHF 77 million (first quarter 2004: 60). Overall, the results for the first quarter were within our expectations.

Construction activity in Europe held back by snowy winter

In the first quarter of 2005, business in Europe was greatly impaired by heavy snowfalls and prolonged periods of frosty weather, which persisted until March in many places. Construction activity virtually ground to a halt for several weeks not only in the north of the continent, but also in Italy, Croatia and in large parts of south-eastern Europe. Cement sales declined as a result, in some cases appreciably. As a consequence of the high volumes of deliveries during the mild winter last year, fluctuation was comparatively pronounced. Cement sales rose only in Spain, Romania and – because of an acquisition – in Bulgaria. On balance, there was a decline in cement deliveries in Group region Europe.

Group region Europe's operating EBITDA decreased by 19 percent to CHF 175 million and internal operating EBITDA growth declined by 19.4 percent. In addition to the adverse weather conditions, stiffer competition in Belgium and northern Italy and persistent sluggish construction activity in Germany pressured the performance.

File N° 82-4093

Strong demand in North America

The North American construction sector saw a seamless continuation of last year's positive trend. The United States witnessed a revival in commercial and industrial construction activity. Indeed, the number of new housing starts reached a 20-year peak. Additional stimuli came from the accelerated expansion and modernization of transport infrastructure, with cement consumption continuing to rise. Holcim US once again increased cement deliveries and improved sales prices in all market regions – markedly in some instances.

In Canada too, the construction sector continued to operate at a high level. St. Lawrence Cement increased domestic cement deliveries, but on balance volumes declined owing to delivery bottlenecks in the northeastern US. St. Lawrence Cement also saw a slight decline in sales of aggregates and ready-mix concrete, mainly owing to weather conditions.

Group region North America accomplished yet another major step forward. Operating EBITDA increased to CHF 43 million (first quarter 2004: 29) together with impressive internal operating EBITDA growth of 62.1 percent.

This gratifying result is also attributable to a combination of improved price levels and efficiency gains. The continued modernization of the production base and strict cost management are delivering the expected results.

Mixed trend in Latin America

Group region Latin America began the year in line with expectations. Cement deliveries increased – supported by Cemento de El Salvador, which was newly consolidated as from the beginning of the year.

At Holcim Apasco in Mexico, sales volumes decreased in the cement and ready-mix concrete segments owing to a weak construction sector, a tougher competitive environment and an early Easter. However, the decline was partially offset by increases in cement exports and clinker sales. In Costa Rica, the new kiln line at the Cartago plant facilitated a rise in production. This includes an increase in deliveries to the sister company in Nicaragua. Other Group companies in Central America essentially matched their year-back levels. A sharp upturn in cement deliveries was achieved in Ecuador and Venezuela, and Holcim Brazil also increased its sales thanks to a slight improvement in the economic situation. Sales of ready-mix concrete fell back somewhat as a result of market conditions and optimization of the sales network. With demand for construction materials still brisk across all segments in Argentina and Chile, Minetti and Cemento Polpaico were both able to expand deliveries of cement and ready-mix concrete.

Operating EBITDA decreased overall by 12 percent to CHF 250 million and internal operating EBITDA growth was also negative, declining 12.3 percent. This reflects the lower sales volume in Mexico, an increase in competitive pressure accompanied by price discounts in Brazil and Colombia, and higher energy costs.

Holcim has increased the shareholding in Cemento de El Salvador from 20.3 percent to 64.2 percent with a total investment of USD 220 million. The company has an annual installed capacity of 1.7 million tonnes of cement and strengthens the Group's market presence in Central America.

Solid growth in Africa Middle East

Holcim South Africa reported a sharp rise in cement sales. Our Lebanese Group company also saw a significant upturn in deliveries thanks to an increase in cement exports. Holcim Morocco maintained last year's solid performance despite heavy rainfalls. Egyptian Cement, however, could only partly offset the seasonal falloff in domestic sales by stepping up cement exports. Sales remained depressed in West Africa owing to political instability.

In terms of earnings, the Group region achieved significantly improved results. Operating EBITDA increased by 38 percent to CHF 127 million, and internal operating EBITDA growth reached 34.8 percent. With the exception of the West African countries, all Group companies contributed to the improved results. Particular mention should be made of Holcim South Africa, which virtually doubled operating EBITDA. In addition to an increase in cement sales, another positive factor here was an increase in demand for ready-mix concrete.

To better meet dynamic market developments in the Middle East and Persian Gulf area, Holcim Trading opened a representative office in Dubai in the first quarter of 2005.

Robust construction activity in Asia Pacific

Virtually all Group companies in Asia Pacific benefited from sustained robust demand for construction materials and reported higher sales volumes. The exceptions were Holcim Philippines and Holcim Malaysia, where seasonal factors and tight budgets put a brake on public-sector construction activity and cement sales.

The highest growth in cement sales was recorded by Siam City Cement in Thailand, followed by PT Semen Cibinong in Indonesia. Both Group companies benefited from a rise in domestic demand and were also able to export significantly more cement. Holcim Vietnam operated at the limit of its capacity, but thanks to additional grinding and logistics capacity near Ho Chi Minh City it was able to substantially increase cement output for consumers in the South of the country. Cement Australia and Holcim New Zealand also exceeded the already high delivery levels of the first quarter 2004.

For the most part, consolidated cement deliveries by Group companies in Asia Pacific increased. In the aggregates segment, sales volumes decreased, contrasting with a marked increase in sales of ready-mix concrete.

Operating EBITDA of Group region Asia Pacific remained unchanged at CHF 117 million (first quarter 2004: 117) despite generally weaker exchange rates, with internal operating EBITDA growth accounting for 6 percent. Key contributions came from Cement Australia as well as Group companies in Thailand, the Philippines and New Zealand.

Strategic investments strengthen market position and offer new potential

In the first quarter of 2005, Holcim made two key strategic investments which will generate important new impulses.

In an initial transaction, Holcim acquired Aggregate Industries via a recommended public offer. With 650 sites in the UK and USA, Aggregate Industries is a leading and exceptionally well positioned producer of building materials. The company is also a major cement customer, with an annual consumption of some 3 million tonnes of cement.

The integration of Aggregate Industries into the Holcim Group provides access to the aggregates, asphalt and ready-mix concrete segments in a number of key US markets as well as an opportunity to establish a foothold in the UK building materials sector, a market which is both important and profitable. Aggregate Industries is the owner of major strategic aggregates reserves for more than 70 years in geographically well situated locations.

Holcim currently holds over 96 percent of the share capital of Aggregate Industries and in April 2005 initiated the procedure for the mandatory buyout of the remaining minority shareholders.

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In a parallel transaction, Holcim entered into a strategic partnership with Gujarat Ambuja Cements in India. This alliance was accomplished through Ambuja Cement India, in which Holcim has a 67 percent interest and Gujarat Ambuja Cements a 33 percent stake. With a 35 percent stake, this holding company is now the largest single shareholder of The Associated Cement Companies. It also holds 94 percent of the share capital of Ambuja Cement Eastern.

India's second largest cement manufacturer, The Associated Cement Companies operates nationwide. Together with Ambuja Cement Eastern, it has 13 cement plants and 4 grinding stations with an annual installed capacity of over 20 million tonnes of cement.

Holcim financed both investments with existing liquid resources and by drawing on firmly committed credit facilities. In this context, treasury shares worth approximately CHF 430 million were successfully placed in the market during the period under review. These sizable investments have increased our gearing to 112 percent. However, our target range of 80 to 100 percent should be reached again by the end of 2006.

Further growth in 2005

Our guidance for the 2005 business year published in March 2005 remains valid. Still intact construction activity will further support demand at a high level in most countries. Holcim is endeavoring to further enhance efficiency within the Group. The Board of Directors and Executive Committee again expect to see an improvement in results for the current business year. As projected earlier, internal operating EBITDA growth is once more likely to exceed the long-term average of 5 percent. Weather-related and seasonal losses sustained in the first quarter ought thus to be offset over the remainder of the year.

The two profitable companies in the UK and India are to be rapidly integrated into the Group and should soon generate additional value.





Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
CEO

File N° 82-4093

Consolidated Statement of Income of Group Holcim

January–March	Notes		Restated	
		2005	2004	±%
Million CHF		Unaudited	Unaudited	
Net sales	5	**2,730**	**2,760**	**-1.1**
Production cost of goods sold		(1,408)	(1,414)	
Gross profit		**1,322**	**1,346**	**-1.8**
Distribution and selling expenses		(654)	(650)	
Administration expenses		(248)	(251)	
Other depreciation and amortization		(9)	(70)	
Operating profit		**411**	**375**	**+9.6**
Other income (expenses) net	7	13	(9)	
EBIT[1]		**424**	**366**	**+15.8**
Financial expenses net	8	(161)	(147)	
Net income before taxes		**263**	**219**	**+20.1**
Income taxes		(94)	(118)	
Net income		**169**	**101**	**+67.3**
Attributable to:				
Equity holders of Holcim Ltd		128	45	
Minority interest		41	56	
		169	**101**	**+67.3**
CHF				
Earnings per dividend-bearing share[2]		0.56	0.23	
Fully diluted earnings per share[2]		0.56	0.23	
Cash earnings per dividend-bearing share[2,3]		0.61	0.63	

[1] Earnings before interest and taxes.
[2] EPS calculation based on net income attributable to equity holders of Holcim Ltd.
[3] Excludes the amortization of goodwill and other intangible assets.

File N° 82-4093

Consolidated Balance Sheet of Group Holcim

Million CHF	31.03.2005 Unaudited	31.12.2004 Restated Unaudited	31.03.2004 Restated Unaudited
Cash and cash equivalents	5,273	3,730	1,877
Marketable securities	26	40	36
Accounts receivable	2,950	2,209	2,262
Inventories	1,739	1,255	1,232
Prepaid expenses and other current assets	343	162	317
Total current assets	**10,331**	**7,396**	**5,724**
Financial assets	1,494	1,162	1,766
Property, plant and equipment	18,040	13,124	13,726
Intangible and other assets	6,427	4,012	3,970
Deferred tax assets	235	156	154
Total long-term assets	**26,196**	**18,454**	**19,616**
Total assets	**36,527**	**25,850**	**25,340**
Trade accounts payable	1,532	1,284	1,070
Current financial liabilities	6,709	2,709	3,021
Other current liabilities	1,778	1,357	1,352
Total short-term liabilities	**10,019**	**5,350**	**5,443**
Long-term financial liabilities	11,617	7,907	8,470
Deferred tax liabilities	1,856	946	1,049
Long-term provisions	1,376	986	989
Total long-term liabilities	**14,849**	**9,839**	**10,508**
Total liabilities	**24,868**	**15,189**	**15,951**
Share capital	460	460	402
Capital surplus	3,956	3,956	2,575
Treasury shares	(64)	(488)	(446)
Reserves	5,083	4,555	4,556
	9,435	**8,483**	**7,087**
Minority interest	2,224	2,178	2,302
Total shareholders' equity	**11,659**	**10,661**	**9,389**
Total liabilities and shareholders' equity	**36,527**	**25,850**	**25,340**

File N° 82-4093

Statement of Changes in Consolidated Equity of Group Holcim

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at December 31, 2003 (audited)	**402**	**2,628**	**(448)**
Restatement as per January 1, 2004 (as per note 2)		**(53)**	
Restated opening balances as at January 1, 2004 (unaudited)	**402**	**2,575**	**(448)**
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			2
New minorities assumed			
Buyout of minorities			
Equity as at March 31, 2004 (unaudited)	**402**	**2,575**	**(446)**
Equity as at December 31, 2004 (audited)	**460**	**3,995**	**(488)**
Restatement as per January 1, 2005 (as per note 2)		**(39)**	
Restated opening balances as at January 1, 2005 (unaudited)	**460**	**3,956**	**(488)**
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			424
New minorities assumed			
Buyout of minorities			
Equity as at March 31, 2005 (unaudited)	**460**	**3,956**	**(64)**

File N° 82-4093

	Attributable to equity holders of Holcim Ltd					Minority interest	Total shareholders' equity
	Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves		
	6,169	(109)	(68)	(1,741)	4,251	2,666	9,499
	(8)			25	17		(36)
	6,161	(109)	(68)	(1,716)	4,268	2,666	9,463
	45				45	56	101
				242	242	17	259
			(5)		(5)	(1)	(6)
		6			6		6
						(28)	(28)
							2
						3	3
						(411)	(411)
	6,206	(103)	(73)	(1,474)	4,556	2,302	9,389
	6,901	(10)	(50)	(2,278)	4,563	2,178	10,708
	9			33	42		3
	6,910	(10)	(50)	(2,245)	4,605	2,178	10,711
	128				128	41	169
				334	334	77	411
			10		10		10
						(47)	(47)
	6				6		430
						14	14
						(39)	(39)
	7,044	(10)	(40)	(1,911)	5,083	2,224	11,659

File N° 82-4093

Consolidated Cash Flow Statement of Group Holcim			
January–March	2005	2004	±%
Million CHF	Unaudited	Unaudited	
Operating profit	**411**	**375**	**+9.6**
Depreciation and amortization of operating assets	247	319	
Other non-cash items	(43)	(63)	
Change in net working capital	(303)	(363)	
Cash generated from operations	**312**	**268**	**+16.4**
Dividends received	8	7	
Interest received	1	(6)	
Interest paid	(116)	(87)	
Income taxes paid	(126)	(121)	
Other expenses	(2)	(1)	
Cash flow from operating activities (A)	**77**	**60**	**+28.3**
Purchase of property, plant and equipment	(256)	(206)	
Disposal of property, plant and equipment	11	18	
Purchase of financial assets, intangible and other assets	(3,672)	(1,047)	
Disposal of financial assets, intangible and other assets	86	167	
Cash flow used in investing activities (B)	**(3,831)**	**(1,068)**	**−258.6**
Dividends paid to minority shareholders	(50)	(19)	
Movements of treasury shares net	430	2	
Increase in current financial liabilities	2,982	248	
Proceeds from long-term financial liabilities	2,098	319	
Repayment of long-term financial liabilities	(291)	(213)	
Decrease in marketable securities	16	28	
Cash flow from financing activities (C)	**5,185**	**365**	**+1,320.3**
In(De)crease in cash and cash equivalents (A+B+C)	**1,431**	**(643)**	
Cash and cash equivalents as at January 1	**3,730**	**2,456**	
In(De)crease in cash and cash equivalents	1,431	(643)	
Currency translation effects	112	64	
Cash and cash equivalents as at March 31	**5,273**	**1,877**	

File N° 82-4093

1 Basis of Preparation

The unaudited consolidated first quarter interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2004 (hereafter "annual financial statements"), except as discussed in changes in accounting policies. The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in Accounting Policies

As of January 1, 2005, the International Accounting Standards Board (IASB) revised various standards which lead to the following IFRS changes:

Treatment of goodwill

With effect from January 1, 2005, goodwill is not amortized but instead is tested for impairment on an annual basis. In accordance with IFRS 3 *Business Combinations*, this standard is to be applied on a prospective basis.

Derecognition of negative goodwill

All negative goodwill that arises on acquisition must be recognized immediately in the income statement. In accordance with the transitional provisions of IFRS 3 *Business Combinations*, CHF 50 million of negative goodwill was derecognized on January 1, 2005, and transferred directly to retained earnings. This standard is to be applied on a prospective basis.

Change in treatment of currency translation effects on intergroup loans

According to IAS 21 *Effects of Changes in Foreign Exchange Rates* (revised 2004), foreign exchange rate movements on qualifying intergroup equity loans can only be recognized in equity (currency translation adjustment) if the loan is denominated in the functional currency of one of the parties to the loan. Prior to January 1, 2005, all foreign exchange rate movements on qualifying intergroup equity loans were recorded directly in equity (currency translation adjustment). The effect of this amendment has resulted in an additional income statement credit of CHF 4 million within financial expenses net for the period January–March 2004. However, total shareholders' equity remained unchanged at December 31, 2004.

Reversal of foreign exchange losses capitalized

As of January 1, 2005, IAS 21 *Effects of Changes in Foreign Exchange Rates* (revised 2004) does not permit certain foreign exchange losses that result from a severe depreciation of a currency to be capitalized as part of property, plant and equipment. The effect of this amendment has resulted in retained earnings being reduced by CHF 11 million at December 31, 2004.

Reclassification of equity portion of convertible bonds

According to IAS 32 *Financial Instruments: Disclosure and Presentation* (revised 2004), an equity component recognized for issued convertible bonds with a cash settlement option must, with retrospective effect, be reclassified as a financial liability on the balance sheet. The effect of this amendment has resulted in an additional income statement charge of CHF 16 million within financial expenses net for the period January–March 2004. In addition, total shareholders' equity was reduced by CHF 36 million at December 31, 2004.

Emission rights

As Interpretation 3 *Emission Rights* of the International Financial Reporting Interpretations Committee (IFRIC 3) is only effective for the Group from 2006 onwards and considering that further amendments are still under discussion at the International Accounting Standards Board (IASB), the Group has decided not to follow IFRIC 3 in 2005.

File N° 82-4093

Remuneration paid in the form of stock options

The adoption of IFRS 2 *Share-based Payment* has resulted in a change in accounting policy for remuneration paid in the form of stock options. Until December 31, 2004, the provision of share options to employees did not result in a charge to the income statement. However, as from January 1, 2005 the Group is required to recognize the fair value of options granted in the income statement. As the Group does not have significant share option schemes, the effect of applying IFRS 2 is not material.

Functional currency

As from January 1, 2005 a new functional currency was adopted for certain Group companies in order to reflect a change in the underlying economic conditions of the countries concerned (mainly Latin America). Consequently, the respective companies converted all balance sheet positions into the new functional currency on the basis of the exchange rate prevailing at the reference date of January 1, 2005. For non-monetary items, the resulting translated amounts represent their historical cost. The impact of changes in the functional currency has not been presented retrospectively.

Effect of Changes in Accounting Policies

	Capital surplus
Million CHF	
Equity as previously reported at December 31, 2003 (audited)	**2,628**
Change in treatment of currency translation effects on intergroup loans	
Reversal of foreign exchange losses capitalized	
Reclassification of equity portion of convertible bonds	(53)
Restated opening balances as at January 1, 2004 (unaudited)	**2,575**
Effect of the restatement as per January 1, 2004	**(53)**
Equity as previously reported at December 31, 2004 (audited)	**3,995**
Derecognition of negative goodwill	
Change in treatment of currency translation effects on intergroup loans	
Reversal of foreign exchange losses capitalized	
Reclassification of equity portion of convertible bonds	(39)
Restated opening balances as at January 1, 2005 (unaudited)	**3,956**
Effect of the restatement as per January 1, 2005	**(39)**

File N° 82-4093

			Attributable to equity of holders of Holcim Ltd		
Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves	Total changes
6,169	**(109)**	**(68)**	**(1,741)**	**4,251**	
(21)			21		
(11)				(11)	(11)
24			4	28	(25)
6,161	**(109)**	**(68)**	**(1,716)**	**4,268**	**(36)**
(8)			**25**	**17**	**(36)**
6,901	**(10)**	**(50)**	**(2,278)**	**4,563**	**10,815**
50				50	50
(29)			29		
(11)				(11)	(11)
(1)			4	3	(36)
6,910	**(10)**	**(50)**	**(2,245)**	**4,605**	**3**
9			**33**	**42**	**3**

File N° 82-4093

3 Changes in the Scope of Consolidation

Holcim effectively controlled 100% of Aggregate Industries plc for a total consideration of CHF 4,142 million when the offer to shareholders was declared unconditional on March 21, 2005.

The identifiable assets and liabilities arising from the acquisition are as follows:

Million CHF	Fair value	Aggregate Industries plc carrying amount
Current assets	1,162	1,174
Long-term assets	4,777	3,742
Current liabilities	(1,298)	(1,295)
Long-term liabilities	(2,656)	(2,117)
Net assets	**1,985**	**1,504**
Minority interest	(8)	
Net assets acquired	**1,977**	
Cash paid	3,603	
Current financial liabilities	539	
Total purchase consideration	**4,142**	
Fair value of net assets acquired	1,977	
Goodwill	**2,165**	

The purchase consideration settled in cash represents payment for 89.93% of the ordinary share capital of Aggregate Industries plc held at March 31, 2005. The outstanding amount of CHF 539 million will be settled during the following quarter as the statutory procedures to compulsorily acquire the remaining ordinary shares in Aggregate Industries plc have been implemented.

The initial accounting for Aggregate Industries plc was determined provisionally because the acquisition was only completed when the offer was declared unconditional on March 21, 2005. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during the next twelve months.

If the acquisition had occurred on January 1, 2005, Group net sales for the first quarter would have been CHF 710 million higher. Net income would have been reduced by CHF 35 million which reflects the expected seasonal lower first quarter trading results of Aggregate Industries plc.

4 Segment Information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–March (unaudited)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Income statement														
Million CHF														
Net sales	914	981	405	381	675	715	379	325	495	466	(138)	(108)	2,730	2,760
Operating EBITDA[1]	175	216	43	29	250	284	127	92	117	117	(54)	(44)	658	694
Operating EBITDA margin[1] in %	19.1	22.0	10.6	7.6	37.0	39.7	33.5	28.3	23.6	25.1			24.1	25.1
Operating profit[1]	92	100	2	(16)	192	207	107	70	72	59	(54)	(45)	411	375
Operating profit margin[1] in %	10.1	10.2	0.5	(4.2)	28.4	29.0	28.2	21.5	14.5	12.7			15.1	13.6
Operating profit excl. goodwill amortization[1]	92	132	2	(15)	192	221	107	73	72	68	(54)	(45)	411	434
Capacity and sales														
Million t														
Production capacity cement[2]	45.3	45.3	22.0	22.0	34.5	34.5	14.9	14.9	37.4	37.4			154.1	154.1
Sales of cement and clinker	5.5	6.1	3.0	3.0	5.4	5.0	3.2	3.1	6.8	6.2	(1.6)	(1.5)	22.3	21.9
Sales of aggregates	10.8	12.3	1.8	2.0	2.8	3.0	2.0	1.9	0.8	1.0			18.2	20.2
Million m^3														
Sales of ready-mix concrete	2.9	2.8	0.3	0.3	1.9	2.0	0.4	0.4	0.8	0.6			6.3	6.1

[1] Prior-year figures adjusted to exclude certain Group charges.
[2] Prior-year figures as of December 31, 2004.

File N° 82-4093

5 Change in Net Sales

January–March Million CHF	2005	2004
Volume and price	19	283
Change in structure	40	20
Currency translation effects	(89)	(10)
Total	**(30)**	**293**

6 Change in Operating EBITDA

January–March Million CHF	2005	2004
Volume, price and cost	(31)	109
Change in structure	22	7
Currency translation effects	(27)	(19)
Total	**(36)**	**97**

7 Other Income (Expenses)

January–March Million CHF	2005	2004
Dividends earned	7	5
Financial income	11	0
Other ordinary income net	4	9
Depreciation and amortization of non-operating assets	(9)	(23)
Total	**13**	**(9)**

8 Financial Expenses Net

January–March Million CHF	2005	2004
Financial expenses	(190)	(153)
Interest earned on cash and cash equivalents	22	13
Foreign exchange gain (loss) net	7	(7)
Total	**(161)**	**(147)**

9 Contingent Liabilities

No significant changes.

10 Post-Balance Sheet Events

On April 11, 2005, Holcim has successfully completed the strategic transactions in India. The Group now holds 67 percent of the equity capital in Ambuja Cement India Ltd. with Gujarat Ambuja Cements Ltd. holding the remaining 33 percent. As the holding company bundling Holcim's engagement in India, Ambuja Cement India Ltd. holds 94 percent in Ambuja Cement Eastern Ltd. and 34.6 percent in The Associated Cement Companies Ltd. This corresponds to a total investment of USD 518 million.

File N° 82-4093

11 Principal Exchange Rates

	Income statement			Balance sheet		
	Average exchange rates in CHF Jan–March			Closing exchange rates in CHF		
	2005	2004	±%	31.03.2005	31.12.2004	31.03.2004
1 EUR	1.55	1.57	–1.3	1.55	1.55	1.56
1 USD	1.18	1.26	–6.3	1.20	1.14	1.28
1 GBP	2.23	2.31	–3.5	2.25	2.18	2.34
1 CAD	0.97	0.95	+2.1	0.99	0.95	0.98
100 MXN	10.56	11.43	–7.6	10.67	10.20	11.42
100 EGP	20.33	20.50	–0.8	21.00	18.73	21.00
1 ZAR	0.20	0.19	+5.3	0.19	0.21	0.20
100 PHP	2.15	2.25	–4.4	2.17	2.03	2.27
100 THB	3.06	3.21	–4.7	3.06	2.93	3.25
1 AUD	0.92	0.96	–4.2	0.93	0.89	0.97
1 NZD	0.85	0.85	–	0.85	0.82	0.85

Holcim securities

The Holcim shares (security code No. 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. The shares are also traded on the Frankfurt Stock Exchange. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 16.9 billion at March 31, 2005.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial Reporting Calendar	
General meeting of shareholders	May 3, 2005
Dividend payment	May 6, 2005
Half-year results for 2005	August 25, 2005
Press and analyst conference for the third quarter 2005	November 9, 2005
Press and analyst conference on annual results for 2006	March 1, 2006

File N° 82-4093

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com